NRSRO Exhibit 4: Revised Organizational Chart

(Note, Saul Grossel, the COO, started as of Sept. 28, 2015)


NRSRO EXHIBIT IV - EJR INTERNAL ORGANIZATION CHART (as of 09/02/2015)
EJR
Board of Directors
Williams, Taecker, Egan
Ratings Review Committee
Egan, Burke*, Subramanian, Zhang(Alternate)
Ratings
Sean Egan, Pres.
Senior Analysts
Burke*, Subramanian, Phillips*, Zhang
Junior Analysts
Alfaro, Catanghal, Ding, Yu, Sanchez, Dang
Model Upkeep & IT Related to Ratings only
Hu
Compliance
Donald Hosler*, DCO
Compliance Officer
Merlino
Operations & Oversight
COO**
Sales
Arnold, Rauscher & Giangola
Financial
Pinder*
IT Technology
Nathaniel*, Hom*
EJ Proxy Services
Kevin McManus, VP
Pacheco, Alvarado, Marcelino, Augustin, Amante, Laban, Sy
* Indicates Part Time
** Position Approved Pending Final Negotiations with Candidate